LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 23, 2024

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File No. 811-23226
Opportunistic Trader ETF (the “Fund”)

Dear Ms. Lithotomos:

This correspondence responds to the comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 303 to the Trust’s Registration Statement on Form N-1A filed November 21, 2023 (SEC Accession No. 0000894189-23-008503) (the “Amendment”). The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering the Fund as a new series of the Trust. The Staff’s comments and the Trust’s responses to those comments are set forth below. Undefined capitalized terms used herein have the same meaning as in the Amendment.

Fees and Expenses of the Fund

1.Staff Comment: Please provide a completed “Fees and Expenses of the Fund” table as well as the completed expense “Example” for the Fund prior to the effectiveness of the Amendment.

Response: The completed fee table and expense example for the Fund is attached as Appendix A.

2.Staff Comment: Please confirm supplementally that the Fund will have no acquired fund fees and expenses (“AFFE”) in its first year of operation. If the Fund will have AFFE of 0.01% or more, please add a separate line item to the “Fees and Expenses of the Fund” table for the Fund to disclose these fees.

Response: The Trust confirms that the Trust expects AFFE to be less than 0.01% of the Fund’s average daily net assets during the Fund’s first year of operation.

Principal Investment Strategies

3.Staff Comment: If the Fund will invest in investment companies other than ETFs, please include disclosure in the first paragraph to this effect. Please also ensure that the types of companies in which the Fund may invest are disclosed consistently throughout the “Principal Investment Strategies” section.

Response: The Trust confirms that the Fund does not expect to invest in investment companies other than ETFs.

4.Staff Comment: Please consider revising the last sentence of the first paragraph using plain English (i.e., new central bank policies, economic cycles, geopolitical events, and technological trends).

Response: The Trust has revised the sentence as requested.

“The Adviser uses a top-down approach, taking into consideration broad economic trends and geopolitical events, to seek to identify such opportunities.”

5.Staff Comment: In the last sentence of the “Principal Investment Strategies” section, there are three scenarios presented when the Fund will exit positions. Please clarify if all three scenarios must occur or if the occurrence of any of the three is sufficient for the Fund to exit positions it holds?

Response: The Trust confirms that the occurrence of any of the three scenarios will cause the Fund to exit a position, and has revised the disclosure in the “Principal Investment Strategies” section to clarify this point.

Principal Investment Risks

6.Staff Comment: Please reorder the risks in Item 4 and Item 9 so that they appear in order of materiality rather than alphabetically.

Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund and not overly lengthy or technical, and that the risks the Adviser considers most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.

While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included in the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language included in Item 9 to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”

*	*	*
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (513) 520-5925.

Sincerely,

/s/ Jay S. Fitton
Jay S. Fitton
Vice President
U.S. Bank Global Fund Service,
as Administrator to the Trust

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.99%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.99%

* “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$101	3 Years:	$315
3